UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
CompuMed, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
204914402
(CUSIP Number)
Laura Carroll
CompuMed, Inc.
5777 W. Century Blvd., Suite 360
Los Angeles, CA 90045
(310) 258-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 11, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,including all exhibits.See 240.13d-7 for other parties to whom copies are to be sent.
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 204914402



13D



Page 2 of 4 Pages








1.



NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
OF ABOVE PERSONS (ENTITIES ONLY)

Richard Loscalzo




2.



CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)




3.



SEC USE ONLY





4.



SOURCE OF FUNDS (see instructions)

PF  Personal Funds




5.



CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




6.



CITIZENSHIP OR PLACE OF ORGANIZATION

USA






NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



7.



SOLE VOTING POWER

1,493,884


8.



SHARED VOTING POWER

None


9.



SOLE DISPOSITIVE POWER

1,493,884


10.



SHARED DISPOSITIVE POWER

None


11.



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,493,884




12.



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)




13.



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.11%




14.



TYPE OF REPORTING PERSON (see instructions)

IN - Individual






CUSIP No. 204914402



13D



Page 3 of 4 Pages








Item 1.  Security and Issuer.
Common Stock of CompuMed, Inc.
5777 W. Century Blvd., Suite 360
Los Angeles, CA 90045
Item 2.  Identity and Background.
a)     Richard Loscalzo
b)     912 S Robertson Blvd, Los Angeles, CA 90035
c)     Owner: All Star Baseball Card Shop -
912 S Robertson Blvd, Los Angeles, CA 90035
d) Reporting Person has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
e) Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding
was or is subject to a judgment,
decree or final order enjoining future violations of,
 or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f)      United States citizen
Item 3.  Source or Amount of Funds or Other Consideration.
 Personal Funds
Item 4.  Purpose of Transaction.
 The Reporting Person has acquired his common shares for investment purposes.
Item 5.  Interest in Securities of the Issuer.
 The Reporting Person has sole voting and dispositive power with respect to 1,493,884 common shares, which represents
5.11% of all common shares outstanding.
Item 6.Contracts,Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
 None
Item 7.  Material to Be Filed as Exhibits.
 None


CUSIP No. 204914402



13D



Page 4 of 4 Pages






SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Richard Loscalzo
June 11, 2014